Exhibit 10.2
Description of Capital Raise Incentive Program

In connection with the Company’s announcement that it is evaluating capital raising options, the Company adopted a Capital Raise Incentive Program on October 20, 2026, effective as of the Company’s 2026 Annual Meeting. Under the Capital Raise Incentive Program, the Company has established a total incentive amount of $10,000,000 that may be allocated among members of Executive Leadership (individually and collectively, the “Incentive Amounts”) of the Company, including the NEOs, in the event that the Company enters into a letter of intent for a Financing on or about February 28, 2027. In this instance, a Financing means a capital raise of an amount that materially improves the Company’s liquidity or capital structure, as determined in good faith by the Company’s Board of Directors. If achieved, the Incentive Amounts will be paid in lieu of the regular annual awards that otherwise would be granted to Executive Leadership under the Company’s 2003 Long Term Incentive and Share Award Plan following the 2026 Annual Meeting. If a Financing does not occur, the Compensation Committee will consider alternatives. Payments of the applicable Incentive Amounts to Executive Leadership will be paid in installments as follows: twenty-five percent (25%) upon the closing of a Financing, twenty-five percent (25%) upon the six (6) month anniversary of such closing, and fifty percent (50%) upon the twelve (12) month anniversary of such closing. Unpaid Incentive Amounts will be forfeited if a member of Executive Leadership voluntarily terminates his or her employment. If the Company terminates a member of Executive Leadership without cause, then he or she will be entitled to receive his or her respective Incentive Amounts in accordance with the foregoing payment schedule; provided that the foregoing capital raise requirements are otherwise met. “Executive Leadership” for purposes of this program refers to certain senior vice presidents and leaders in more senior roles.